STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street

 P.O. Box 679

Reading, PA  19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2254
Email:	ssg@stevenslee.com
Direct Fax:	(610) 371-1228

April 21, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Eclair Holdings Company
Amendment No. 2 to Registration Statement on Form S-4
Filed March 26, 2014
File No. 333-192086

Dear Mr. Kluck:

We enclose herewith, on behalf of Eclair Holdings Company (“ERI” or the “Company”), clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 16, 2014.  Amendment No. 3 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

General

1.                          We note your disclosure on pages 1 and 2 that this document is a proxy statement and prospectus for MTR stockholders.  We also note your disclosure in the fee table in the Form S-4 filed on November 4, 2013, that this registration statement includes common stock issuable in the Eldorado merger.  Please revise the registration statement to disclose whether the document will be used as a prospectus for Eldorado members.  In addition, please include all of the related Form S-4 disclosures for Eldorado, such as the Item 4 disclosures, or advise.

Response:                                        We have added a statement under “Where You Can Find More Information” to make clear that this proxy statement-prospectus does not

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

constitute a resale prospectus to be used by members of Eldorado, as selling stockholders.  This proxy statement-prospectus is not being used to solicit votes of Eldorado’s members, as is discussed further in the response to Comment #2.  Accordingly, we do not believe additional Form S-4 disclosures for Eldorado are required.

2.                          We note your disclosure on page 15 that one of the conditions to complete the merger is the approval and adoption of the proposed merger by the MTR stockholders.  Please advise us and revise your disclosure as applicable, such as in the Merger Agreement section, as to whether or not the members of Eldorado have voted to approve the merger and if not when this will occur.  See Rule 145 of the Securities Act.

Response:                                        As disclosed in the third WHEREAS clause contained in the merger agreement, members of Eldorado holding 95% of all of Eldorado’s membership interests have approved the Eldorado merger, the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the mergers.  No additional approvals by the Eldorado members are required with respect to the foregoing.  We have expanded our disclosure on pages 1 and 12 to disclose the same.

Questions and Answers about the Mergers, page 1

What will I receive for my shares or membership interest, page 3

3.                          Please disclose the total number of MTR shares outstanding.  Also disclose the pro forma ownership for Eldorado and MTR as disclosed in footnote 2 to the pro forma financial statements on page 174.

Response:                                        We have expanded our disclosure on pages 4 and 13 to disclose the total number of shares of MTR common stock as of March 22, 2014 and the record date for the special meeting and the pro forma ownership for Eldorado and MTR.

Comparative Per Share/Unit Data, page 34

4.                          Please revise the amounts provided for Eldorado HoldCo LLC Earnings (loss) per unit for 2013, or advise us how you calculated the amounts from the historical financial statements.

Response:                                        We have revised our disclosure on page 35 to correct this amount.

The Mergers

The Eldorado Merger, page 150

5.                          We have considered your revised disclosure in response to comment 3 in our letter dated March 11, 2014.  Please expand your disclosure in this section to better describe the outstanding debts and cash reserves of Eldorado that serve as components of the merger consideration.  Please also revise to specifically discuss what amounts are carved out of such figures, to the extent material.  Please also revise to better discuss the timeframe in which the “post —closing determinations” are to be made.

Response:                                        We have expanded our disclosure on pages 150 and 151 to detail the outstanding debt and cash used in calculating the Eldorado merger consideration as well as the working capital targets.  We have also expanded our disclosure on page 151 to discuss the post-closing adjustment process.

Unaudited Pro Forma Condensed Combined Financial Statements, page 168

Note 3 — Unaudited Pro Forma Financial Statements Transaction Adjustments, page 179

Adjustment 3), page 179

6.                          We note your response to comment 13.  Please expand your disclosure to explain how the income approach was incorporated into your fair value determinations.  In addition, in your response, please quantify the adjustment to the tangible assets to reflect economic obsolescence.  You indicate that it was determined that a market participant buyer of the properties would likely consider a 25% obsolescence discount; clarify if you reduced each tangible asset value that was determined using the cost method by 25% and explain whether this had the same result as adjusting each of the tangible assets on a pro rata basis to reflect the total value determined as the ceiling under the income approach.

Response:                                        We acknowledge the Staff’s comment and have expanded the disclosure on pages 180 and 181 to discuss how the income approach was incorporated into the fair value determinations of our tangible assets.

As a result of the economic obsolescence factor applied to Presque Isle Downs and Mountaineer Park, tangible assets were reduced by $4.6 million and $5.6 million, respectively.  No economic obsolescence factor was warranted for Scioto Downs, given the recently-completed construction of the gaming facility.

To clarify our prior response, each tangible asset of the applicable property was reduced by the same 25% economic obsolescence factor with the exception of the recently-completed construction at Scioto Downs, as discussed in the preceding paragraph, and construction in progress (CIP).  Due to the nature of the CIP assets, the short period of time that has elapsed since the construction occurred, and the absence of any plans to abandon these projects, these assets were included at original cost. We note CIP represents less than 1.0% of the total tangible asset value.  The resulting tangible asset values, in conjunction with the fair values of the other assets, were representative of the total value of the overall properties indicated by the income approach.

Adjustment 4), page 180

7.                          We note that MTR operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races.  Please additionally tell us what consideration you gave to this website when allocating the purchase price to identifiable intangible assets.

Response:                                        Racelinebet.com is a wholly owned, immaterial subsidiary of Scioto Downs, Inc. As a result, consideration and inclusion, as applicable, of the intangible assets of Racelinebet.com were incorporated into the valuation of the Scioto Downs gaming license, trade name, and player program.  The potential, discrete intangible assets of Racelinebet.com were deemed to be immaterial to the pro forma valuation, as the revenue attributable to Racelinebet.com represents less than 0.2% of the total net revenues and less than 0.5% of the total EBITDA of Scioto Downs, respectively.

8.                          We note your response to comment 14.  Please further advise us of the following:

•                  Given the increased competition and suppressed consumer spending recently experienced by your properties, please provide us with a more detailed explanation of your basis for the compounded annual growth/(decline) rates used in your valuation of gaming licenses.  Please address each property separately;

Response:                                        The revenue compounded annual growth rates utilized in the valuation of the gaming licenses were calculated utilizing discrete projections for each of the properties for each of the years in the five-year projection periods that were based upon historical trends, the current competitive markets in which the properties operate including consideration of new entrants into the market, and projections of future performance that included growth factors, new competitor impacts and calendar considerations.

2013 served as the base year for the projections utilizing the actual results for this period that already reflected the start of the competitive impact on our properties resulting from the opening of new casinos and racinos in Ohio in 2012 and 2013.  Specifically, 2013 reflected the impact of casinos/racinos that opened in the markets in which our properties operate in April 2012, October 2012, April 2013 and December 2013.  As a result of the expanded competition, Mountaineer Park and Presque Isle Downs experienced net revenue declines in 2013 of 10.3% and 14.1% respectively.  Although Scioto Downs, which opened in June 2012, experienced year over year growth in 2013 due to a full year of operations, such growth was slightly impacted by the opening of a casino in its market in October 2012.  The competitive impacts of expanded gaming in Ohio continued into 2014 and were a primary factor in developing the projections.

Projections for 2014 considered competitive impacts of the racinos that opened in April 2013 and December 2013 at least through the anniversary dates of such openings.  Additionally, we anticipated the opening of an additional racino in our competitive footprint in July 2014, which is anticipated to principally impact our Mountaineer Park property.  Projections for 2015 reflected the continuing impacts of new competitors who entered the market during 2014.  Introduction of new competition was not contemplated for 2016-2018, given the lack of additional, available gaming licenses in the respective jurisdictions.

For Mountaineer Park the competitive impacts in 2014 aggregated to a 14.1% reduction in gaming revenues which was offset in part by a 1% economic growth factor, representing the inflationary spending growth of our recurring patrons.  In 2015, the continuing impact of the new racino introduced in 2014 resulted in a continued projected competitive decline in gaming revenue of 11.0% offset in part by a 1% economic growth factor.  During the years 2016-2018 revenue growth factors associated with calendar and inflationary economic growth considerations were limited to 1.5%, 0.6% and 0.9% for these years, respectively.  Other revenue categories in each year 2014-2018 were adjusted in consideration of the decline in gaming revenues and the corresponding reduction in patron traffic.  The Mountaineer Park net revenue projections resulting from consideration of these factors and as utilized in the valuation resulted in a compound annual decline rate of 1.94% during the years 2014 - 2018.

Presque Isle Downs revenue growth considerations for 2014 reflected a 3.8% reduction in gaming revenues attributable principally to continuing competitive impacts from new competitors introduced to the market during 2013 and to a lesser extent 2012, offset in part by an inflationary economic growth factor of 0.5%.  In recognition of continuing competitive pressures in its market, Presque Isle Downs revenue declined 1.2% in 2015 offset by a 1.0% inflationary economic growth factor.  During the years 2016-2018 revenue growth factors associated with calendar and inflationary economic growth considerations were less than 1.0% in each year.  Other revenue categories in each year 2014-2018 were adjusted principally in consideration of the changes in gaming revenues and the corresponding impact on patron traffic.  The Presque Isle Downs net revenue projections resulting from consideration of these factors and as utilized in the valuation resulted in a compound annual growth rate of 0.15% during the years 2014-2018.

As noted previously, Scioto Downs opened in June 2012 thus limiting historical trending information.  As a result, the Scioto Downs projections considered historical information available, the impact from the introduction of a new competitor in the market in October 2012, as well, as potential market size of similar established markets and the development of these markets that indicated a 3-5 year market growth-to-maturity period.  Utilizing a 5-year growth-to-maturity estimate, which is consistent with other geographic markets of comparable size and demographics, the Scioto Downs slot revenue projections reflected a range of increases of 6.8%-8.0% for years 2014-2017 and a 1.1% increase in 2018.  The Scioto Downs net revenue projections resulting from consideration of these factors and as utilized in the valuation resulted in a compound annual growth rate of 5.58% during the years 2014-2018.

•                  Please briefly explain the basis for discount rates used in your valuation for each property;

Response:                                        The discount rate for each property was calculated by using prevailing market data as of the valuation date based on market participant assumptions. In the aggregate, these rates were reconciled with the overall discount rate implied by the purchase consideration.  A company-specific risk premium was estimated for each property to reflect any unique risk factors specific to each property, including the execution risk of realizing the financial projections. Considerations applicable to the determination of property-specific risk premiums included the relative maturity of the properties and their gaming jurisdictions, the prospective influx of additional competition, and the relative conservatism of projections of future operating results relative to historical results, among other considerations.

•                  Provide us with the basis for rates of capital expenditures for each property incorporated in your valuation and compare such amounts as a percentage of net revenues to historical capital expenditures from the past three years.  Also, we note your disclosure on page 110 which refers to the “need to improve gaming and entertainment facilities, including renovations to Mountaineer’s hotel rooms;” please clarify how these expectations were considered in the capital expenditure assumptions.

Response:                                        The inclusion of capital expenditures incorporated for each property in the valuation was developed based on historical trending and anticipation of future maintenance level capital expenditures required which were largely dependent upon the age of the specific facility and available capital funding.  For 2014, capital expenditure requirements were incorporated into the valuation based on a board approved budget that identified specific projects for each property to be completed, and included renovation costs for the Mountaineer Park hotel.  Capital expenditures for 2015 — 2018 were estimated at maintenance levels.  The following are capital expenditures as a percentage of net revenues by property for the past three years and for each year in the five year projections utilized in the valuation:

Capital Expenditures as a % of Net Revenues

	Mountaineer Park		Presque Isle Downs	Scioto Downs(1)
2011	1.6%		2.2%	1.1%
2012	1.9%		2.2%	1.2%
2013	3.8	%(2)	3.4%	1.5%
2014	4.6	%(2)	2.8%	3.1%
2015	3.2%		2.7%	3.4%
2016	3.5%		3.6%	1.9%
2017	3.5%		3.6%	1.8%
2018	3.5%		3.6%	1.8%
Avg. 2014-2018	3.6%		3.3%	2.2%

(1)         Excludes the gaming facility construction costs incurred in 2012 and 2013

(2)         The increase in capital expenditures as a percentage of net revenues is attributable to the impact of the hotel renovation.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 202

9.                          For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities.

Response:                                        As described in the response to Comment #1, this proxy statement-prospectus is not being used as a resale prospectus by any selling stockholder.

10.                   We note the beneficial ownership tables of MTR and Eldorado.  Please provide a beneficial ownership table of Eclair that shows the effect of the mergers.

Response:                                        A pro forma beneficial ownership table for the Company has been included beginning on page 187 under the heading “Description of ERI Capital Stock — ERI Pro Forma Ownership.”

Management’s discussion and Analysis of Financial Condition and Results of Operations, page 206

Summary Financial Results, page 210

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 210 Revenues, page 211

11.                   Please revise your tabular disclosure to illustrate an increase in promotional allowances as a percentage change in year-over-year amounts, rather than a decrease.

Response:                                        We have revised the disclosure on pages 212 and 216 consistent with the Staff’s comment.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2254.

Very truly yours,

STEVENS & LEE

/s/ Sunjeet S. Gill
Sunjeet S. Gill

SSG:nc

Enclosures

cc:                                Jerard Gibson (Attorney-Advisor)
Jessica Barberich (Assistant Chief Accountant)

Mark Rakip (Staff Accountant)

Gary L. Carano

Thomas Diehl

Kenneth J. Baronsky

Deborah J. Conrad

David W. Swartz